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SECURITI  SSION

02004770

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52351

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-2001 (MM/DD/YY) AND ENDING 31-12-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:



OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Consultiva Securities, Inc IBM Building Suite 704
(No. and Street)

Ave Muñoz Rivera #654 Hato Rey (City) PR (State) 00918 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Noelia Marín 787-763-5868
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevane Soto Pasarell Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

33 Bolivia Street 4th Floor (Address) San Juan,Puerto Rico (City) (State) 00917 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Noelia Marín, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Consultiva Securities, Inc, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit 612



Signature

Financial and Operations Principal
Title

Notary Public

Sworn and subscribe before me by Noelia Marín of legal age and known personally to me in San Juan, P.R. this 8th day of April, 2002

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSULTIVA
securities, inc.

April 8, 2002

NASD Regulation, Inc./Systems Support
9509 Key West Avenue, 3rd Floor
Rockville MD 20850

Attention: Sherry Lawrence

Dear Ms. Lawrence:

We have been advised by the our compliance officer of the NASDR District Office that our filing of the year-end audited financial statements did not include certain documents. A copy of his letter is enclosed for your reference.

Enclosed is properly notarized oath of affirmation and a new completed Part III Facing Page.

Thank you for cooperation.

Cordially,



Noelia Marin

cc. Mr. Thomas W. Shoudy
NASD Compliance Examiner
Atlanta, GA

SEC Principal Office
Washington, DC

SEC Regional Office
Miami, Florida

ibm building
654 muñoz rivera ave.
suite 704
hato rey, puerto rico
00918 - 4123
tel 787 763 5868
fax 787 763 5397
www.consultiva.com



April 05, 2002

Noelia Marin
Consultiva Securities, Inc.
654 Munoz Rivera Ave.
Suite 704
San Juan, PR 00918

Dear Ms. Marin:

This will acknowledge initial review of your December 31, 2001 annual audited report of financial condition, filed pursuant to Securities and Exchange Commission SEC Rule 17a-5(d)(1)(Rule). The report as submitted was found deficient in that it did not contain the following:

1. A properly notarized oath of affirmation

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant if you need assistance.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact me, at (404) 760-8817.

Sincerely,

Tom W. Shoudy
Sr. Compliance Examiner